Counter Press Acquisition Corporation
1981 Marcus Avenue, Suite 227
Lake Success, NY 11042

December 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Peter McPhun

Re:	Counter Press Acquisition Corp

Form 10-K for the fiscal year ended December 31, 2021

Filed March 31, 2022

File No. 001-41274

Dear Peter McPhun:

This letter sets forth the response of Counter Press Acquisition Corporation, a Cayman Islands exempted company (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 6, 2022, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Commission on March 31, 2022 (the “Annual Report”).

For your convenience, the Staff’s comment is set forth below, followed by the Company’s response thereto.

Form 10-K filed March 31, 2022

General

1.	Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and has no substantial ties with a non-U.S. person.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact William N. Haddad by telephone at (212) 503-9812 or by e-mail at wnhaddad@venable.com of Venable LLP.

Sincerely,

/s/ Michael Kalt
Name: Michael Kalt
Title: Chief Financial Officer

cc:	William N. Haddad, Venable LLP
Arif Soto, Venable LLP